December 2, 2025

VIA E-MAIL

Diane J. Drake
Investment Managers Series Trust II
235 West Galena Street
Milwaukee, Wisconsin 53212

       Re:      Investment Managers Series Trust II
                Post-Effective Amendments on Form N-1A
                File Nos. 333-191476, 811-22894

Dear Ms. Drake:

        We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. On
October 9, 2025, and October 10, 2025, Investment Managers Series Trust II filed post-effective amendments on Form N-1A to add the series referenced in Appendix A attached hereto.

        We will not perform a substantive review of these filings referenced in Appendix A until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

        Rule 18f-4 limits fund leverage risk by requiring that an open-end fund s Value-at-Risk
(VaR) does not exceed 200% of the VaR of a designated reference portfolio. 1
The fund   s
designated reference portfolio provides the unleveraged baseline against which to compare the
fund   s leveraged portfolio for purposes of identifying the fund   s leverage
risk under the rule.
Accordingly, in defining the term    designated reference portfolio,    rule
18f-4 provides that, if


1      Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on
       absolute VaR, rather than relative VaR.
 Diane J. Drake
Page 2 of 4

the fund's investment objective and strategy is to track the performance (including a leverage multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio.2 As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.

         Each fund in the registrant   s fund complex identified in Appendix A
has an objective and
strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities
that it tracks (collectively, the fund   s    reference assets   ) as the fund
 s designated reference
portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

        Because each of these funds has an objective and strategy to provide a leverage multiple
or inverse multiple of the return of the fund   s reference assets, each fund
s reference assets
provide the precise representation of the fund   s unleveraged portfolio and
therefore the
appropriate baseline to calculate the fund   s leverage risk under the rule.
Accordingly, we
question how the fund   s derivatives risk manager could reasonably determine
to use a baseline
other than the reference assets and how the funds    directors, as fiduciaries,
would be satisfied
with the manager   s choice.

                                                   *   *    *

        We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

      Should you have any questions regarding this letter, please feel free to contact us at (202)
551-6921.

                                                                     Sincerely,

                                                                     Division
of Investment Management




2      Rule 18f-4(a) (defining the term    Designated reference portfolio   ).
                                               Appendix A

33 Act       Accession No           Complex    Registrant        Filing Date
Series Names
333-191476   0001213900-25-097512   Tradr      Investment        10/9/2025
TRadr 3X Long FLY Daily ETF
                                               Managers
Tradr 3X Long CRM Daily ETF
                                               Series Trust II
Tradr 3X Long CRWV Daily ETF

Tradr 3X Long CSCO Daily ETF

Tradr 3X Long FRMI Daily ETF

Tradr 3X Long GLXY Daily ETF

Tradr 3X Long INTC Daily ETF

Tradr 3X Long IONQ Daily ETF

Tradr 3X Long IREN Daily ETF

Tradr 3X Long JOBY Daily ETF

Tradr 3X Long LLY Daily ETF

Tradr 3X Long ACHR Daily ETF

Tradr 3X Long MARA Daily ETF

Tradr 3X Long MRVL Daily ETF

Tradr 3X Long NBIS Daily ETF

Tradr 3X Long NOW Daily ETF

Tradr 3X Long OKLO Daily ETF

Tradr 3X Long OPEN Daily ETF

Tradr 3X Long ORCL Daily ETF

Tradr 3X Long PANW Daily ETF

Tradr 3X Long QBTS Daily ETF

Tradr 3X Long QCOM Daily ETF

Tradr 3X Long ALAB Daily ETF

Tradr 3X Long RDDT Daily ETF

Tradr 3X Long RGTI Daily ETF

Tradr 3X Long RIOT Daily ETF

Tradr 3X Long RKLB Daily ETF

Tradr 3X Long SMR Daily ETF

Tradr 3X Long SNOW Daily ETF

Tradr 3X Long SOFI Daily ETF

Tradr 3X Long SOUN Daily ETF

Tradr 3X Long TEM Daily ETF

Tradr 3X Long TXN Daily ETF

Tradr 3X Long APLD Daily ETF

Tradr 3X Long UBER Daily ETF

Tradr 3X Long UPST Daily ETF

Tradr 3X Short NVDA Daily ETF

Tradr 3X Short TSLA Daily ETF

Tradr 3X Long APP Daily ETF

Tradr 3X Long ASTS Daily ETF

Tradr 3X Long BE Daily ETF

Tradr 3X Long BLSH Daily ETF

Tradr 3X Long BRKB Daily ETF
 Diane J. Drake
Page 4 of 4

 333-191476   0001213900-25-098097   Tradr   Investment        10/10/2025
Tradr   3X Long AMD Daily ETF
                                             Managers
Tradr   3X Long MSTR Daily ETF
                                             Series Trust II
Tradr   3X Long NVDA Daily ETF

Tradr   3X Long PLTR Daily ETF

Tradr   3X Long TSLA Daily ETF

Tradr   3X Long TSM Daily ETF

Tradr   3X Short IONQ Daily ETF

Tradr   3X Short QBTS Daily ETF

Tradr   3X Short RGTI Daily ETF

Tradr   3X Long ARKK Daily ETF

Tradr   3X Long BMNR Daily ETF

Tradr   3X Long COIN Daily ETF

Tradr   3X Long ETH Daily ETF

Tradr   3X Long FIG Daily ETF

Tradr   3X Long HIMS Daily ETF

Tradr   3X Long HOOD Daily ETF

Tradr   3X Long IBIT Daily ETF